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SEC FILE NUMBER
8- 65837

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Devenir, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6385 Old Shady Oak Road, Suite 270
(No. and Street)

PROCESSED
APR 12 2006
THOMSON FINANCIAL

Minneapolis (City) Minnesota (State) 55344 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Pence 952-345-0300
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard (Address) Minneapolis (City) Minnesota (State) 55405 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2006
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/11/06

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Anthony J. Pence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Devenir, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LORI L. GLUTH
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lurie Besikof Lapidus
& Company, LLP

DEVENIR, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2005

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Devenir, LLC (a wholly-owned subsidiary) as of December 31, 2005, and the related statements of operations, changes in member's deficit, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devenir, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 16, 2006

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

DEVENIR, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS		
CASH	$	1,494
PREPAID EXPENSES		643
CLEARING DEPOSIT		25,000
	$	27,137
LIABILITIES AND MEMBER'S DEFICIT		
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$	1,823
ACCOUNTS PAYABLE AND ACCRUED EXPENSES – RELATED PARTY		9,231
SUBORDINATED BORROWINGS		125,000
TOTAL LIABILITIES		136,054
MEMBER'S DEFICIT		(108,917)
	$	27,137

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2005

REVENUE		
Investment banking fees		$ 74,500
Asset management commissions		65,041
Interest income		768
		140,309
OPERATING EXPENSES		
Employee compensation and benefits	$ 74,589	
Occupancy	64,014	
Licenses and permits	18,973	
Clearance fees	14,488	
Communications and data processing	14,073	
Professional services	11,061	
Interest	10,284	
Other expense	12,068	219,550
NET LOSS		$ (79,241)

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CHANGES IN MEMBER'S DEFICIT
Year Ended December 31, 2005

	Member's Deficit
BALANCE – DECEMBER 31, 2004	$ (42,096)
Capital contribution	57,447
Transfer property and equipment	(45,027)
Net loss	(79,241)
BALANCE – DECEMBER 31, 2005	$ (108,917)

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended December 31, 2005

BALANCE – DECEMBER 31, 2004 and 2005	$ 125,000

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

OPERATING ACTIVITIES		
Net loss		$ (79,241)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	$ 13,500	
Accounts receivable – related party	1,038	
Prepaid expenses	(566)	
Accounts payable and accrued expenses	9,356	23,328
Net cash used by operating activities		(55,913)
FINANCING ACTIVITY		
Principal payments on capitalized leases		(782)
Capital contributions		43,800
Net cash provided by financing activities		43,018
NET DECREASE IN CASH		(12,895)
CASH		
Beginning of year		14,389
End of year		$ 1,494
SCHEDULE OF NONCASH INVESTMENT AND FINANCING ACTIVITIES		
Transfer of property and equipment and related deposits and obligations under capital leases to related party		$ 45,027
Conversion of accrued interest on subordinated borrowings to member's equity		$ 13,647

See notes to financial statements.

DEVENIR, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies -

Description of Business

Devenir, LLC (the " Company") is a "fully disclosed introducing" broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD") and the Municipal Securities Rulemaking Board ("MSRB") and is a wholly-owned subsidiary of Devenir Group, LLC. The Company is a Delaware Limited Liability Company which was organized on February 3, 2003, and terminates on February 3, 2102. The Company acquired its license on August 8, 2003, and began operations thereafter.

The Company is engaged in a single line of business which engages in the following types of services, as agreed to with the NASD:

- Broker retailing corporate debt and equity securities
- Retail mutual funds
- Broker U.S. Government securities and sell municipal securities in the secondary markets
- Provide investment advisory services
- Secure private placement of securities

Securities transactions are cleared by Pershing, LLC as the Company's clearing broker.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition

Commissions

Commissions and related clearing expenses for securities transactions are recorded on a settlement-date basis.

Investment Banking

Investment banking revenues are fees earned from providing private placement, merger-and-acquisition, divesture services and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Income Taxes

The sole member of the Company elected to be taxed as a limited liability Company under the Internal Revenue Code and applicable state regulations. Therefore, no provision for income taxes is presented in these financial statements.

2. Off-Balance Sheet Risk -

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the related records. The Company is liable to the clearing firm for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event other parties are unable to fulfill their contractual obligations. A $25,000 clearing account was established to ensure the performance of obligations under the agreement.

3. Net Capital Requirement and Exemption -

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2005, the net capital ratio was .72 to 1 and net capital was $15,440, which exceeded the minimum capital requirement by $10,440.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

4. Subordinated Notes Payable to Related Party –

At December 31, 2005, notes payable to a related party totaled $125,000. These notes are subordinated to general creditors.

These subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The original subordinated loan agreements had thirty-six to thirty-seven-month terms expiring from September 30, 2006 to June 30, 2007. Two of the three agreements have since been amended to extend the maturity dates to September 30, 2008 and February 28, 2009, respectively. Subject to NASD approval, payments of principal and interest may be paid evenly over the remaining term beginning with the second year through the remaining loan term. The notes accrue simple interest at 8.25%.

Payments of principal and interest are subordinated in right of payment of all present and future creditors, whose debt arises prior to the maturity dates indicated in the preceding paragraph. Interest expense on notes payable to a related party was $10,284 in 2005.

(continued)

4. Subordinated Notes Payable to Related Party – (continued)

Future maturities of notes payable to a related party as of December 31, 2005, are as follows:

Year	Amount
2006	$ -
2007	75,000
2008	25,000
2009	25,000
Total	$ 125,000

5 Concentration -

The Company earned 31% of its revenue from two clients.

6. Lease Commitments -

The Company operates in space leased by its parent. The parent charges the company for use of the office space.

7. Related Party Transactions –

Effective January 1, 2005, the members of the Company transferred their respective ownership of the Company to a newly formed holding company (Devenir Group, LLC) in exchange for ownership interests in the holding company. The holding company is the sole owner of the Company and will be responsible for maintaining net capital requirements.

The Company transferred property and equipment having a net book value of $49,087 along with the assumption of related capital lease obligations of $9,692. Additionally, certain deposits totaling $5,632 and operating leases for equipment and office space were transferred.

The Company also entered into an Expense Sharing Agreement with the holding company making available the use of certain property and providing for the performance of certain services based on agreed upon expense allocations. The term of the agreement is for one year with renewal options thereafter. Expenses under the agreement were $157,166, consisting primarily of compensation and occupancy.

On January 6, 2005, pursuant to NASD Rule 1017, the NASD granted the continuance in membership application of the Company with regard to its change in ownership.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT - SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Devenir, LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated January 16, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 16, 2006

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

DEVENIR, LLC

COMPUTATION OF NET CAPITAL
December 31, 2005

NET CAPITAL	
Member's deficit	$ (108,917)
Subordinated borrowings	125,000
Nonallowable item – prepaid expenses	(643)
NET CAPITAL	$ 15,440
BASIC NET CAPITAL REQUIREMENTS	
Net capital	$ 15,440
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000
Excess net capital	$ 10,440
AGGREGATE INDEBTEDNESS	$ 11,054
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.72
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2005	
Net capital as reported by the Company	$ 15,321
Net audit adjustments	119
	$ 15,440

See independent auditor's report - supplementary information.

Lurie Besikof Lapidus
& Company, LLP

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Devenir, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Devenir, LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Lurie Besikof Lapidus
& Company, LLP

DEVENIR, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safe guarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

January 16, 2006